

October 9, 2012

<u>Via U.S. Mail</u>
Matteo Sacco
Chief Executive Officer
Movie Trailer Galaxy, Inc.
5045 Orbitor Drive
Building 10, Suite 200
Mississauga, Ontario, Canada L4W-4Y4

> **Re: Movie Trailer Galaxy, Inc.**
> **Current Report on Form 8-K**
> **Filed October 1, 2012**
> **File No. 333-169970**

Dear Mr. Sacco:

We note that you do not appear to be treating the acquisition of various exploration licenses reported in the above-referenced current report on Form 8-K as having triggered a change in shell company status. In this regard, we note that you have not provided the Form 10 information required by Item 5.01(a)(8) of Form 8-K or the information required by Items 2.01 and 9.01 of Form 8-K. Based on your quarterly report on Form 10-Q for the fiscal quarter ended May 31, 2012, it appears that you may have been a shell company, as defined in Exchange Act Rule 12b-2, prior to the acquisition of the licenses. We note that, as of May 31, 2012, you had no assets other than cash, and we note your statement on page 2 of such report that you "have not commenced operations."

Please provide us with your analysis for why you did not treat the acquisition of the licenses as having triggered a change in shell company status. Alternatively, please amend the above-referenced current report to include the disclosure required by Items 5.01(a)(8) , 2.01 and 9.01(a) and (b) of Form 8-K.

Please contact Angie Kim at (202) 551-3535 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Thomas R. Slusarczyk, Esq.